Exhibit 12b

Tucson Electric Power Company

Computation of Ratio of Earnings to Fixed Charges

	3 Months Ended	12 Months Ended	12 Months Ended
	March 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2012	2011	2010	2009	2008	2007
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$13,916	$51,519	$49,858	$42,378	$36,226	$47,456	$50,230
Other Interest (1)	110	1,718	1,127	433	1,571	1,367	4,538
Interest on Capital Lease Obligations	9,120	42,862	44,874	52,534	53,670	57,252	64,477
Estimated Interest Portion of Rental Expense	180	776	795	72	106	130	160

Total Fixed Charges	$23,326	$96,875	$96,654	$95,417	$91,573	$106,205	$119,405

Net Income (Loss)	$(1,461)	$79,169	$85,334	$108,260	$90,688	$7,206	$55,591

Add (Deduct):
(Income) from Equity Investees	—	—	—	—	—	(1,381)	—
Income Tax Expense (Benefit)	(1,969)	47,503	52,000	59,936	54,220	12,729	36,940
Total Fixed Charges	23,326	96,875	96,654	95,417	91,573	106,205	119,405

Total Earnings before Taxes and Fixed Charges	$19,896	$223,547	$233,988	$263,613	$236,481	$124,759	$211,936

Ratio of Earnings to Fixed Charges (2)	NM	2.308	2.421	2.763	2.582	1.175	1.775

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.
(2)	For the three months ended March 31, 2012, TEP’s Ratio of Earnings to Fixed Charges was less than 1.00. TEP’s earnings were deficient by $3.4 million.